UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED

PURSUANT TO RULE 13d-2(a)

UNDER THE SECURITIES AND EXCHANGE ACT OF 1934

(Amendment No. 8) (†)

AMERISTAR CASINOS, INC.

(Name of Issuer)

COMMON STOCK, PAR VALUE $0.01 PER SHARE

(Title of Class of Securities)

03070Q 10 1

(CUSIP Number)

PETER C. WALSH 3773 HOWARD HUGHES PARKWAY, SUITE 490S LAS VEGAS, NEVADA 89169 (702) 567-7000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

May 20, 2011

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.  ☐

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

†

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 03070Q101	SCHEDULE 13D/A	PAGE 2 OF 8 PAGES

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Estate of Craig H. Neilsen
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO (1)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)		☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 248,345
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 248,345
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 248,345
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*		☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.8%
14	TYPE OF REPORTING PERSON* OO – (2)

(1)	The securities beneficially owned by the Estate of Craig H. Neilsen (the “Estate”) were acquired as a result of the death of Craig H. Neilsen on November 19, 2006. The securities were acquired by the Estate by operation of law upon Craig H. Neilsen’s death. Therefore, this item is not applicable.
(2)	The Reporting Person is an estate to which the securities reported herein passed upon the death of Craig H. Neilsen.

CUSIP NO. 03070Q101	SCHEDULE 13D/A	PAGE 3 OF 8 PAGES

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Ray H. Neilsen
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO (3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)		☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 444,023 (4)
	8	SHARED VOTING POWER 248,345 (5)
	9	SOLE DISPOSITIVE POWER 444,023 (4)
	10	SHARED DISPOSITIVE POWER 248,345 (5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 692,368
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*		☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.1%
14	TYPE OF REPORTING PERSON* IN

(3)	Ray H. Neilsen is a co-personal representative and co-executor of the Estate. The securities beneficially owned by the Estate were acquired as a result of the death of Craig H. Neilsen. The securities were acquired by the Estate by operation of law upon Craig H. Neilsen’s death. Therefore, this item is not applicable.
(4)	Includes 247,050 shares subject to options exercisable within 60 days. These options have been granted pursuant to standard Company option plans.
(5)	Includes 248,345 shares held by the Estate.

CUSIP NO. 03070Q101	SCHEDULE 13D/A	PAGE 4 OF 8 PAGES

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Gordon R. Kanofsky
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO (6)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)		☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 60,500 (7)
	8	SHARED VOTING POWER 705,029 (8)
	9	SOLE DISPOSITIVE POWER 60,500 (7)
	10	SHARED DISPOSITIVE POWER 705,029 (8)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 765,529
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*		☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.4%
14	TYPE OF REPORTING PERSON* IN

(6)	Gordon R. Kanofsky is a co-personal representative and co-executor of the Estate. The securities beneficially owned by the Estate were acquired as a result of the death of Craig H. Neilsen. The securities were acquired by the Estate by operation of law upon Craig H. Neilsen’s death. Therefore, this item is not applicable.
(7)	Consists of 60,500 shares that may become distributable to Mr. Kanofsky within 60 days under certain circumstances with respect of vested restricted stock units. These restricted stock units have been granted pursuant to standard Company compensation plans.
(8)	Includes 248,345 shares held by the Estate. Also includes 64,381 shares held by the Kanofsky Family Trust Dated January 27, 1998 (the “Kanofsky Trust”), of which Mr. Kanofsky and his spouse are co-trustees, and 391,303 shares subject to options which are exercisable within 60 days, which options are also held by the Kanofsky Trust. These options have been granted pursuant to standard Company option plans. Also includes 1,000 shares held by the Kanofsky Family Trust Dated June 8, 1989, as amended, of which Mr. Kanofsky and his brother are co-trustees.

CUSIP NO. 03070Q101	SCHEDULE 13D/A	PAGE 5 OF 8 PAGES

This Amendment No. 8 amends and supplements the Schedule 13D filed with the Securities and Exchange Commission (the “SEC”) on December 15, 2006, as amended by Amendment No. 1 thereto, filed with the SEC on October 22, 2007, Amendment No. 2 thereto, filed with the SEC on June 2, 2008, Amendment No. 3 thereto, filed with the SEC on March 1, 2011, amendment No. 4 thereto, filed with the SEC on March 28, 2011, Amendment No. 5 thereto, filed with the SEC on April 20, 2011, Amendment No. 6 thereto, filed with the SEC on April 22, 2011, and No. 7 thereto, filed with the SEC on May 4, 2011 (together, the “Schedule 13D”), by the Estate of Craig H. Neilsen (the “Estate”), Ray H. Neilsen and Gordon R. Kanofsky, with respect to the common stock, par value $0.01 per share (the “Common Stock”), of Ameristar Casinos, Inc., a Nevada corporation (the “Company”). Capitalized terms used but not otherwise defined herein shall have the meanings ascribed to them in the Schedule 13D.

ITEM 4.	PURPOSE OF TRANSACTION.

Item 4 of the Schedule 13D is hereby amended to include the following information:

On May 20, 2011, the Estate sold 4,560,055 shares of Common Stock (the “Shares”) to Merrill Lynch, Pierce, Fenner & Smith Incorporated (“BofA Merrill Lynch”) at a price of $21.84 per share, pursuant to an Underwriting Agreement, dated May 16, 2011 (the “Underwriting Agreement”), by and among the Company, BofA Merrill Lynch and the Estate in connection with an underwritten public offering by BofA Merrill Lynch of the Shares. The foregoing summary of the Underwriting Agreement is qualified by reference to the actual text of the Underwriting Agreement, which is referenced as Exhibit 5 hereto and is hereby incorporated by reference in its entirety in response to this Item 4.

The Craig H. Neilsen Foundation (the “Foundation”) is the beneficiary of the Shares sold pursuant to the Underwriting Agreement. Accordingly, the Co-Representatives intend to distribute the proceeds from the sale of the Shares to the Foundation.

ITEM 5.	INTEREST IN SECURITIES OF THE ISSUER.

Items 5(a) and 5(b) of the Schedule 13D are hereby amended and restated as follows:

(a)-(b)	The response of each of the Estate, Ray H. Neilsen and Gordon R. Kanofsky with respect to rows 7, 8, 9, 10, 11, 12 and 13 of their respective cover pages are incorporated herein by reference.

Item 5(c) of this Schedule 13D is hereby amended to include the following information:

(c)	The information set forth in Item 4 above is hereby incorporated by reference in response to this Item 5(c).

On May 5, 2011, in connection with the previously disclosed resignation of Mr. Neilsen from his employment with the Company, options to purchase 116,087 shares of Common Stock held by Mr. Neilsen vested and became immediately exercisable and an aggregate of 123,767 restricted stock units and performance share units held by Mr. Neilsen vested.

Item 5(e) of this Schedule 13D is hereby amended to include the following information:

As a result of the sale of the Shares on May 20, 2011, the Estate, Mr. Neilsen and Mr. Kanofsky ceased to be the beneficial owners of more than 5% of the outstanding Common Stock. Accordingly, this is the final amendment to this Schedule 13D and an exit filing for each of the Estate, Mr. Neilsen and Mr. Kanofsky.

CUSIP NO. 03070Q101	SCHEDULE 13D/A	PAGE 6 OF 8 PAGES

ITEM 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

Item 6 of this Schedule 13D is hereby amended to include the following information:

The information set forth in Item 4 above is hereby incorporated by reference in response to this Item 6.

ITEM 7.	MATERIALS TO BE FILED AS EXHIBITS.

Item 7 of this Schedule 13D is hereby amended to include the following information:

Exhibit No.	Description of Exhibit

5	Underwriting Agreement, dated May 16, 2011, by and among Ameristar Casinos, Inc., Merrill Lynch, Pierce, Fenner & Smith Incorporated and the Estate of Craig H. Neilsen (incorporated by reference to Exhibit 1.1 to the Current Report on Form 8-K filed by Ameristar Casinos, Inc. with the SEC on May 18, 2011).

CUSIP NO. 03070Q101	SCHEDULE 13D/A	PAGE 7 OF 8 PAGES

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: May 20, 2011

ESTATE OF CRAIG H. NEILSEN

By: /s/ RAY H. NEILSEN
Name:	Ray H. Neilsen
Title:	Co-Personal Representative

By: /s/ GORDON R. KANOFSKY
Name:	Gordon R. Kanofsky
Title:	Co-Personal Representative

/s/ RAY H. NEILSEN
RAY H. NEILSEN

/s/ GORDON R. KANOFSKY
GORDON R. KANOFSKY

CUSIP NO. 03070Q101	SCHEDULE 13D/A	PAGE 8 OF 8 PAGES

EXHIBIT INDEX

Exhibit No.	Description of Exhibit

1	Joint Filing Agreement, dated December 15, 2006, by and among the Estate of Craig H. Neilsen, Ray H. Neilsen and Gordon R. Kanofsky (incorporated by reference to Exhibit 1 to the Schedule 13D filed by the Estate of Craig H. Neilsen, Ray H. Neilsen and Gordon R. Kanofsky with the SEC on December 15, 2006).

2	Letter Agreement, dated February 27, 2011, by and between the Estate of Craig H. Neilsen and Ameristar Casinos, Inc. (incorporated by reference to Exhibit 2 to Amendment No. 3 to the Schedule 13D filed by the Estate of Craig H. Neilsen, Ray H. Neilsen and Gordon R. Kanofsky with the SEC on March 1, 2011).

3	Stock Purchase Agreement, dated March 25, 2011, by and between the Estate of Craig H. Neilsen and Ameristar Casinos, Inc. (incorporated by reference to Exhibits 10.1 and 10.2 to the Current Report on Form 8-K filed by Ameristar Casinos, Inc. with the SEC on March 28, 2011).

4	Demand Registration Request, dated May 4, 2011, from the Estate of Craig H. Neilsen to Ameristar Casinos, Inc. (incorporated by reference to Exhibit 4 to Amendment No. 7 to Schedule 13D filed by the Estate of Craig H. Neilsen, Ray H. Neilsen and Gordon R. Kanofsky with the SEC on May 4, 2011).

5	Underwriting Agreement, dated May 16, 2011, by and among Ameristar Casinos, Inc., Merrill Lynch, Pierce, Fenner & Smith Incorporated and the Estate of Craig H. Neilsen (incorporated by reference to Exhibit 1.1 to the Current Report on Form 8-K filed by Ameristar Casinos, Inc. with the SEC on May 18, 2011).